UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 24 June 2021

ASX RELEASE

24 June 2021

MANUFACTURING PATENTS GRANTED FOR PAXALISIB IN KEY TERRITORIES;

EXTEND EFFECTIVE PATENT PROTECTION TO 2036

Sydney, 24 June 2021 – Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA), an oncology-focused drug development company, is pleased to announce the grant of patents by the respective agencies of the United States and India in respect of the manufacturing process for paxalisib. A similar patent has been accepted in Australia and is expected to proceed to grant in 3Q CY2021. Further patents remain pending in the EU, China, Canada, and other strategic territories and are expected to also be approved in due course.

Key Points

•	Existing ‘composition of matter’ patents for the chemical structure of paxalisib generally expire in 2031 but are likely to be eligible for a five-year patent term extension in key territories.

•

These newly granted manufacturing patents provide an additional layer of protection by covering the process by which paxalisib is manufactured. Any generic competitor would need to develop an alternative method of chemical synthesis, which is technically challenging and hence a costly exercise. The new patents expire in 2036.

Kazia CEO, Dr James Garner, commented, “as we move towards commercialisation, we have worked closely with our IP counsel to ensure we achieve the maximum possible degree and duration of protection for the intellectual property embodied in paxalisib. The original patents for paxalisib protect its chemical structure and have been granted in almost all relevant territories. The new suite of patents additionally covers the process by which paxalisib is manufactured and, together with the original composition of matter patents, provide exceptionally robust protection. The manufacturing patents are now granted in the US and India, and are also expected to be granted in other key territories after review by the respective patent agencies.”

Next Steps

GBM AGILE, the pivotal study for registration of paxalisib, is currently underway in the United States and is expected to open in Europe during 2H CY2021.

For More Information, Please Contact:-

In the United States: Joe Green Edison Investor Relations jgreen@edisongroup.com Phone: +1 646-653-7030	In Australia: Jane Lowe IR Department jane.lowe@irdepartment.com.au Phone: +61 411 117 774

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib commenced recruitment to GBM AGILE, a pivotal study in glioblastoma, in January 2021. Eight additional studies are active in various forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-oncology agents. A phase I study is expected to begin in CY2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.